SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For: November 5, 2002

ENCANA CORPORATION

(Translation of registrant’s name into English)

1800 855 — 2nd Street S.W. Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:  [   ]        Form 40-F:  [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A  .

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956, No. 333-85598 and No. 333-98087.

EnCana cash flow tops $ 1 billion in third quarter

Sales increase 9% to 718,000 BOE/D, natural gas and oil sales on track, gas production growth positions EnCana to capitalize on anticipated strong prices

Calgary, Alberta, (November 5, 2002) — EnCana Corporation (TSX & NYSE: ECA) generated $1,022 million of cash flow, or $2.12 per share diluted, in the third quarter of 2002. Daily oil and gas sales reached 718,225 barrels of oil equivalent, up 9 percent from the pro forma third quarter results of EnCana’s founding companies one year earlier. The company’s average daily sales are on track to achieve publicly stated targets for 2002.

All references to 2001 production and nine month 2002 financial information in this news release text and tables for EnCana are presented on a pro forma basis as if the merger of PanCanadian Energy Corporation (“PanCanadian” or “PCE”) and Alberta Energy Company Ltd. (“AEC”) had occurred at the beginning of the respective periods.

			Nine month
	Q3		Pro forma

EnCana cash flow & earnings	$MM	$/share	$MM	$/share

Cash flow	1,022	2.12	2,739	5.66

Earnings excluding foreign exchange on translation of US$ debt (after tax)	349	0.72	808	1.66

Foreign exchange gain or (loss) on translation of US$ debt (after tax)	(145)	(0.30)	17	0.04

Net earnings as reported	204	0.42	825	1.70

EnCana achieves strong third quarter earnings from operations

In the third quarter of 2002, EnCana earned $349 million, or $0.72 per share diluted, excluding an unrealized after tax foreign exchange loss of $145 million, or $0.30 per share diluted, on EnCana’s US dollar denominated debt. This loss, which had no impact on cash flow, resulted from the Canadian dollar depreciating relative to the US dollar during the quarter. Including the impact of the foreign exchange loss, the company earned $204 million, or $0.42 per share diluted, in the quarter. The year to date impact of foreign exchange on US dollar denominated debt is an unrealized after tax net gain of $17 million, or $0.04 per share diluted, resulting in nine month pro forma net earnings of $825 million, or $1.70 per common share diluted.

“Our third quarter results confirm that we are right on track to accomplish our 2002 sales growth targets and are well positioned to achieve our industry leading 2003 sales growth targets. EnCana has once again produced profitable growth from its high quality asset base, a solid inventory of identifiable growth opportunities, strong technical expertise and cost control. Our increased production base of more than 718,000 barrels of oil equivalent per day, combined with higher than expected oil prices, yielded solid results. As winter approaches, EnCana is poised to capitalize on anticipated strong seasonal gas markets by increasing sales from our growing production and by withdrawing produced gas stored earlier this year,” said Gwyn Morgan, EnCana’s President & Chief Executive Officer.

“In the seven months since creating EnCana, our teams have come together in an efficient integration as we build a best-in-class independent. We have not missed a beat in delivering profit and growth for shareholders while enhancing our already strong suite of assets. During the third quarter, we completed our second opportunistic natural gas acquisition this year, adding 600 billion cubic feet equivalent of established reserves in the U.S. Rockies — currently our highest production growth region. Our exploration teams are also appraising promising oil and natural gas discoveries in the Gulf of Mexico and offshore Canada’s East Coast. Plus we have an exciting roster of drilling prospects lined up for evaluation this winter,” Morgan said. “We also continued to optimize our portfolio, making good progress towards the planned sale of our interests in two major oil pipelines. This anticipated disposition is expected to be completed by year end.”

Strong oil and natural gas growth continues in third quarter

EnCana’s third quarter natural gas production averaged 2.8 billion cubic feet per day, up 10 percent over pro forma results in the third quarter of 2001. During the quarter, 80 million cubic feet per day was injected into storage, yielding third quarter sales of 2.7 billion cubic feet per day. Oil and natural gas liquids sales averaged 270,225 barrels per day, up about 6 percent, compared to pro forma results in the third quarter of 2001. Conventional operating plus administrative costs were approximately $4.91 per barrel of oil equivalent in the quarter. EnCana drilled 571 net wells in the third quarter.

For the three months ended September 30, 2002, EnCana’s highlights include:

•	Earnings, excluding impact of foreign exchange on translation of US dollar debt (after tax), of $349 million, or $0.72 per common share diluted

•	Reported net earnings of $204 million, or $0.42 per common share diluted

•	Cash flow of $1,022 million, or $2.12 per common share diluted

•	Natural gas sales of 2,688 million cubic feet per day, up 10 percent from pro forma third quarter of 2001, with the average realized price declining 15 percent to $3.56 per thousand cubic feet

•	Crude oil and natural gas liquids sales of 270,225 barrels per day, up 6 percent from pro forma third quarter of 2001, with the average realized price up 9 percent to $33.64 per barrel

•	Total capital investment, including acquisitions and dispositions, of $1,374 million

•	A strong financial position with debt to capitalization of 39 percent (all preferred securities included as debt)

Natural gas prices begin strengthening in advance of winter

The average industry gas price at AECO for the third quarter of 2002 was $3.25 per thousand cubic feet, compared to $3.92 per thousand cubic feet in the same period a year earlier. However, EnCana’s average realized gas price in the third quarter was $3.56 per thousand cubic feet, reflecting the positive impact of having about 1.4 billion cubic feet of gas per day hedged. EnCana’s fixed price hedges for the third quarter included 875 million cubic feet per day at an effective AECO price of C$4.24 per thousand cubic feet, 333 million cubic feet per day at an effective Opal, Wyo. price of US$2.61 per thousand cubic feet and 205 million cubic feet per day at a NYMEX related price of US$3.33 per thousand cubic feet. Gas prices have reversed their downward trend and shown significant strength over the past month, achieving levels higher than at the same time in 2001.

EnCana storage poised to increase winter gas sales

EnCana has approximately 26 billion cubic feet of produced gas in its North American storage facilities and is poised to increase sales to capitalize on seasonally stronger pricing. Using a combination of storage and field production, EnCana’s fourth quarter sales are expected to exceed 3 billion cubic feet per day.

World oil prices stronger, Canadian heavy oil differentials narrowed further

In the third quarter of 2002, the average West Texas Intermediate crude oil benchmark price was US$28.25 per barrel, up 6 percent from US$26.60 per barrel for the same quarter in 2001. World oil prices strengthened during the third quarter primarily due to increasing speculation over U.S. military action against Iraq. In addition to this global oil price rise, Canadian heavy oil differentials narrowed in the third quarter, averaging US$5.38 compared with US$7.16 per barrel in the third quarter of 2001, due to lower world-wide heavy crude oil production in 2002. In Ecuador, the third quarter oil quality differential also improved, dropping to average US$4.35 from US$5.22 per barrel in the third quarter of 2001, due to lower OPEC production of heavy oil. Entering the fourth quarter, Canadian heavy oil differentials are widening, due to softer winter demand for heavier grades of oil.

Crude Oil Price Risk Hedging Program

EnCana has entered into a crude oil price risk management program for a portion of its oil production in 2003 and 2004. For 2003, EnCana has established a series of fixed price swaps on 40,000 barrels per day at an average WTI price of US$25.72 per barrel. Another 40,000 barrels per day has been hedged using costless collars with a WTI floor averaging US$21.95 per barrel and a cap of US$29.00 per barrel. For 2004, EnCana has entered into a series of swaps on 50,000 barrels per day at an average price of US$23.10 per barrel and costless collars for an additional 62,500 barrels per day with a WTI floor of US$20.00 per barrel and a cap averaging US$25.69 per barrel.

Nine month pro forma financial and operating performance

For the first nine months of 2002, EnCana earned pro forma $825 million, or $1.70 per share diluted, and generated $2.7 billion in cash flow, or $5.66 per share diluted. Sales for the first nine months averaged 704,000 barrels of oil equivalent per day, up 10 percent over pro forma sales from one year earlier. Daily sales for the first nine months were comprised of 2.7 billion cubic feet of natural gas, up 14 percent in the past year, and 260,136 barrels of oil and natural gas liquids, up 4 percent over pro forma sales for the first nine months of 2001. EnCana drilled 2,114 net wells in the first nine months.

Sales targets on track for 2002, growth expected to continue in 2003

EnCana’s 2002 daily sales volumes are forecast to grow by about 10 percent from 2001 pro forma sales. The 2002 forecast is between 2,715 million and 2,785 million cubic feet of gas and 245,000 and 264,000 barrels of oil, for a total daily sales forecast of between 697,000 and 728,000 barrels of oil equivalent. Sales volumes during 2003 are expected to increase to between 788,000 and 830,000 barrels of oil equivalent per day.

Important Notice: Readers are cautioned that a portion of the nine month results and the comparisons to prior years’ results are based on pro forma calculations and these pro forma results may not reflect all adjustments and reconciliations that may be required under Canadian generally accepted accounting principles. These pro forma results may not be indicative of the results that actually would have occurred or of the results that may be obtained in the future.

Consolidated EnCana Highlights

Financial Highlights	EnCana	EnCana
(as at and for the period ending September 30, 2002)	3 months	9 months
($ millions, except per share amounts)	Actuals	Pro forma

Revenues, net of royalties and production taxes	2,882	7,821
Cash Flow	1,022	2,739
Per share — basic	2.14	5.78
Per share — diluted	2.12	5.66
Net earnings	204	825
Per share — basic[1]	0.43	1.74
Per share — diluted	0.42	1.70
Capital investment, excluding dispositions	1,507	4,249
Total assets	30,788	n/a
Long-term debt	8,306	n/a
Preferred securities	584	n/a
Shareholders’ equity	13,342	n/a
Debt-to-capitalization ratio	39%	n/a
(adjusted for working capital and including preferred securities as debt)

Common shares
Outstanding September 30, 2002 (millions)	477.4	n/a
Weighted average diluted (millions)	482.2	483.6

1 Impact of including share options in earnings calculations

As required by Canadian generally accepted accounting principles, the notes to EnCana’s third quarter financial statements show that the inclusion of stock options as compensation expense in the calculations of earnings would have resulted in a reduction of 14 cents in basic earnings per share in the first nine months of 2002.

Operating Highlights	Q3 2002	Q3 2001	Percent
(for the three months ending September 30)	Actuals	Pro forma	Change

Sales
Total barrels of oil equivalent per day	718,225	661,202	+9
Natural gas (million cubic feet per day)	2,688	2,444	+10
Total liquids (barrels per day)	270,225	253,869	+6
Onshore North America
Conventional oil and NGLs	169,069	160,790	+5
Syncrude	36,039	28,938	+25
Offshore & International	65,117	64,141	+2

Prices
North American gas price ($ per thousand cubic feet)	3.56	4.19	-15
North American conventional oil price ($ per barrel)
Light/medium	35.12	33.51	+ 5
Heavy	28.55	24.94	+ 14
Syncrude ($ per barrel)	42.54	40.74	+ 4
International crude oil ($ per barrel)
Ecuador	33.59	28.43	+ 18
U.K.	39.30	32.05	+ 23
Natural gas liquids ($ per barrel)	31.18	31.21	—
Total liquids ($ per barrel)	33.64	30.82	+ 9

EnCana corporate developments

Strategic realignment continues

EnCana continues to sharpen its focus on core operated exploration and production assets, which are characterized by high working interests in large resource properties with low operating costs, strategic advantage and the potential to achieve strong growth yielding attractive rates of return. This year, the company has completed two significant upstream acquisitions in the U.S. Rockies adding 1.1 trillion cubic feet of high-quality, established natural gas reserves. EnCana has also sold some smaller, non-core upstream and midstream production assets, bringing total proceeds from dispositions, as of early November 2002, to approximately $525 million before tax. Discussions are continuing with a variety of parties who have expressed strong interest in purchasing EnCana’s Express and Cold Lake pipeline assets, a transaction which the company expects to complete by year-end. EnCana plans to continue this strategic refinement of its asset portfolio.

Merger integration on track after creation of EnCana Corporation on April 5, 2002

The creation of EnCana and integration of its two founding companies, Alberta Energy Company Ltd. and PanCanadian Energy Corporation, is on track. “Daily discussions, from the senior executive team to the field production meetings, have shifted away from integration issues to focus on achieving best-in-class performance,” Morgan said. The company is targeting annual, post-merger synergies, on a pre-tax basis in 2003, of approximately $250 million in operations and administration and approximately $250 million in capital investments.

Dividends

The board of directors of EnCana declared a quarterly dividend of ten cents (10 cents) per share payable on December 31, 2002 to common shareholders of record as of December 13, 2002.

Normal Course Issuer Bid approved

Effective October 16, 2002, EnCana received approval from the Toronto Stock Exchange for a Normal Course Issuer Bid. Under the bid, EnCana may purchase for cancellation up to 23,843,565 of its Common Shares, representing 5 percent of the 476,871,300 Common Shares outstanding as at October 4, 2002. On October 22, 2002, the company became entitled to make purchases under the bid for a period of up to one year.

AEC capital securities meeting set

Alberta Energy Company Ltd. (AEC) has set November 26, 2002 as the date for a meeting of holders of its 8.38% Capital Securities due June 27, 2040 and its 8.50% Capital Securities due December 20, 2040 to consider, and if thought advisable to approve, amendments to the terms of such Capital Securities to provide AEC with the right to call for the early redemption of the Capital Securities.

EnCana operational highlights

Onshore North America

Continued strong natural gas growth

EnCana’s North American natural gas production continued to grow during the third quarter, reaching nearly 2.8 billion cubic feet per day, up 10 percent compared to pro forma results of the same period in 2001. Daily production growth was led by increases in the U.S. Rockies and northeast British Columbia. The Onshore North America division drilled 559 net wells during the third quarter.

Exceptional growth in the U.S. Rockies

EnCana completed its second U.S. Rockies acquisition since the company’s creation in April with the purchase of an additional 25 percent interest in the Jonah gas field for approximately C$539 million. With this addition of approximately 600 billion cubic feet equivalent of established natural gas and associated natural gas liquids reserves, EnCana now owns about 75 percent of the Jonah field in southwest Wyoming.

“Our move into the U.S. Rockies, started less than 30 months ago, continues to exceed our expectations for growth and potential. This is currently our highest growth region and we have clearly demonstrated our ability to add value to acquisitions with drill bit success. During the third quarter, production from the region averaged 550 million cubic feet per day, a remarkable achievement in such a short time frame,” said Randy Eresman, President of EnCana’s Onshore North America division.

To help mitigate the impact of gas transportation limitations from the U.S. Rockies to markets, EnCana has established a series of fixed price differentials from the NYMEX index at an average of US$0.47 per thousand cubic feet on effectively all of EnCana’s U.S. Rockies winter production and on approximately 400 million cubic feet per day from April 2003 to October 2007.

Greater Sierra on target

EnCana continues its successful exploration and development program in the Greater Sierra area of northeast British Columbia, drilling 29 wells during the summer season. Initial production rates continue to improve and EnCana has lowered drilling costs this year by more than 15 percent.

“The cost and operational efficiencies achieved to date are really just a starting point. As we gain a greater understanding of the geology and refine our drilling techniques over this large property, we expect to reduce costs further and continue generating strong returns from this high growth area,” Eresman said.

Canada’s first commercial coalbed methane project underway

EnCana has started development of Canada’s first commercial coalbed methane project, drilling the first of 32 anticipated net wells on EnCana’s contiguous fee simple lands east of Calgary. This demonstration-scale project is designed to verify the commercial potential of natural gas production from coal seams located under Canada’s prairies. During the pilot project, EnCana drilled about 76 net wells. The pilot is currently producing gas from 14 wells, which have production that ranges from approximately 30 thousand to approximately 250 thousand cubic feet per day. EnCana continues to evaluate the potential of coalbed methane at other projects located in the Elk Valley of southeast B.C. and the Grizzly Valley in northeast B.C.

Oil and natural gas liquids production rise

Daily production of conventional oil and natural gas liquids from EnCana’s Onshore North America division averaged 169,069 barrels per day in the third quarter of 2002, a 5 percent increase from pro forma results of the third quarter of 2001. This production increase has come largely from two Western Canadian properties, EnCana’s Foster Creek steam-assisted gravity drainage (SAGD) project in northeast Alberta and Suffield in southern Alberta.

EnCana’s two SAGD projects growing production

EnCana’s inaugural commercial SAGD project, at Foster Creek in northeast Alberta, averaged approximately 14,000 barrels of daily production during the third quarter. This production rate is lower than originally forecast as the company works to achieve optimum production efficiency and ramps up the facilities to full operation. While facilities start up of this industry leading SAGD project has taken longer than originally anticipated, current well performance is exceeding design parameters. Production from Foster Creek is expected to average 20,000 barrels per day in 2003. Given EnCana’s technical success at Foster Creek, expansion is underway to increase production by an anticipated 10,000 barrels per day to about 30,000 barrels per day, which the company expects to reach in 2004. Initial production has also started from EnCana’s second SAGD project at Christina Lake in northeast Alberta, where the learning experience from Foster Creek is being applied.

Syncrude volumes reach record levels, costs down substantially

EnCana’s share of Syncrude production during the third quarter of 2002 averaged a record 36,039 barrels per day, up 25 percent from the same period in 2001. Operating costs averaged $13.38 per barrel, down substantially from levels earlier this year as a result of increased production volumes. Production rose as the world’s largest oil sands plant resumed full production following the completion of planned maintenance and an upgrade of one of Syncrude’s coker units. EnCana expects average operating costs of approximately $19 per barrel for 2002. Syncrude’s production for 2003 is estimated at 31,000 to 34,000 barrels per day, with a slight improvement in non-energy related operating costs.

Offshore & International Operations

Ecuador — strong third quarter sales

Oil production in Ecuador, which is limited by existing pipeline capacity, averaged 52,344 barrels of oil per day in the third quarter. Daily oil sales averaged 55,579 barrels, up 8 percent from the same period one year earlier due to increased access to the existing SOTE pipeline combined with higher volumes shipped from port. The OCP Pipeline project is about 70 percent complete, with first oil shipments expected in mid 2003. EnCana has current productive capability of more than 80,000 barrels per day in Ecuador and is targeting production of between 80,000 and 100,000 barrels per day by late 2003 following the planned opening of OCP. Reaching the higher production targets requires the Government of Ecuador’s approval of EnCana’s expansion plans onto lands located adjacent to the company’s existing producing properties. Additionally, a number of outstanding issues, including resolution of the industry’s dispute over value added tax assessments, may impact EnCana’s timing for reaching production of the forecast 100,000 barrels per day. EnCana participated in drilling three successful exploration discoveries during the third quarter on its Ecuador Blocks.

U.K. North Sea — Buzzard pre-engineering contract awarded

Development work on one of the largest oil discoveries in the U.K. North Sea in the past 25 years is moving ahead with the awarding of a major engineering contract for the concept definition and project specification for development and production facilities at the Buzzard oil field. Evaluation of the appraisal drilling continues and EnCana plans to explore both possible field extensions and adjacent geological structures. Buzzard is estimated to contain between 800 million and 1.1 billion barrels of oil-in-place and recoverable reserve estimates are currently being updated. EnCana owns 35 and 45 percent of the two blocks where Buzzard is located.

East Coast of Canada — Regulatory review and engineering continues on Deep Panuke gas project

The National Energy Board (NEB) and the Canada-Nova Scotia Offshore Petroleum Board (CNSOPB) are proceeding with a full review of EnCana’s development plan for the Deep Panuke natural gas project, located on the Scotian Shelf offshore Nova Scotia. Recent plans by both regulatory boards to hold a single hearing for review are encouraging. The regulatory hearing for Deep Panuke is expected to start in the first quarter of 2003, with a decision anticipated by mid 2003. EnCana had been working towards a 2005 target start date for the project. However, given a longer than anticipated Canadian Environmental Assessment Act (CEAA) comprehensive study report (CSR) process, it is unlikely that the project will be operational by that time. The CSR has been filed with the federal minister of the environment and EnCana is awaiting a firm date for the hearing. The company is also examining newly acquired seismic and related exploration opportunities in the vicinity of Deep Panuke that could enhance project economics. EnCana continues to promote timely regulatory approvals that balance the needs of the company, the public and the regulators. Once the NEB and CNSOPB have ruled on the Deep Panuke application, EnCana will review the regulatory decisions, including all conditions for approval, and make a decision on project sanction.

Offshore & New Ventures Exploration

Canada’s East Coast — a gas discovery and more drilling this winter

The Annapolis G-24 deep water exploration well, located about 350 kilometres southeast of Halifax offshore Nova Scotia, encountered approximately 30 metres of net natural gas pay over several zones. EnCana has a 26 percent interest in the well operated by Marathon Oil Company. Further plans to assess the potential of this discovery are under development.

The Eirik Raude, a highly sophisticated, deep water drilling rig, has completed its inaugural sea trials in preparation for drilling the first of three EnCana exploration wells starting this fall. This dynamically positioned, semi-submersible rig is designed for the harsh environment of the North Atlantic and capable of drilling in 3,000 metres of water. EnCana plans to use the Eirik Raude to drill the Torbrook prospect starting this month offshore Nova Scotia, followed by two wells offshore Newfoundland, in the Flemish Pass, that will be operated by Petro-Canada.

Gulf of Mexico — Tahiti appraisal underway, more exploration planned this winter

Two appraisal wells are planned this winter to evaluate the Tahiti oil discovery in the Gulf of Mexico. Operator ChevronTexaco has estimated that Tahiti holds 400 million to 500 million barrels of recoverable oil. The Tahiti find, announced in June, is the second of a four-well program that will earn EnCana a 25 percent interest in 71 ChevronTexaco-operated blocks in the Mississippi Fanfold Belt in the Gulf of Mexico. EnCana owns a 25 percent interest in Tahiti, located in the deep water Green Canyon Block 640. The third of the four ChevronTexaco wells — the Sierra well located in Atwater Valley Block 187 — is expected to reach total depth before year-end. EnCana is also participating in a four-well farm-in program with Conoco. The third well in that program, Spa, was drilled in the Walker Ridge Block 285 during the third quarter but did not encounter commercial quantities of hydrocarbons. Conoco is currently drilling the fourth well in the program, the Voss prospect in Keathley Canyon Block 511. Voss is expected to reach total depth by year-end and is adjacent to blocks where EnCana holds options to participate in additional exploration.

Midstream & Marketing

Pipeline sale interest strong

A variety of parties have expressed strong interest in purchasing EnCana’s ownership in two major oil pipelines — the 100-percent-owned Express Pipeline System and the 70-percent-owned Cold Lake Pipeline System. In combination, these oil transportation systems deliver Canada’s growing oil sands production to Canadian and U.S. refineries. Since the sale is expected to be completed by year-end, financial information related to the Express and Cold Lake pipeline systems has been presented as Discontinued Operations in the third quarter unaudited consolidated financial statements.

Gas storage expansions underway in Alberta and California

EnCana is further expanding North America’s largest independent network of underground natural gas storage reservoirs. In southeastern Alberta, EnCana recently announced the commencement of development of the Countess gas storage facility, which is designed to store up to 40 billion cubic feet of gas. In northern California, construction is underway to double the size of EnCana’s Wild Goose storage facility to an estimated 29 billion cubic feet of capacity. These two projects, which are anticipated to be completed in 2005, would increase EnCana’s continental storage capacity to about 200 billion cubic feet. At that time, the network’s total peak withdrawal capacity is expected to grow to approximately 4 billion cubic feet per day.

“EnCana is growing its storage capacity at a time when demand for gas storage is increasing. As North America’s leading independent gas producer, our storage network assists us in managing our inventory of produced gas, timing our sales to meet consumer and seasonal demand and optimizing the value of our production. It also provides storage services to Canadian and U.S. producers and marketers for managing gas supplies and sales,” said Bill Oliver, President of EnCana’s Midstream & Marketing division.

Financial Strength

EnCana’s financial position is among the strongest of upstream independents. At September 30, 2002, the company’s debt-to-capitalization ratio was 39:61 (all preferred securities included as debt). Third quarter core capital investment and acquisitions were $1,507 million. Dispositions were $133 million, resulting in net capital investment of $1,374 million. EnCana maintains strong investment grade ratings from the major bond rating services: Dominion Bond Rating Service Limited, A(low), Moody’s Investors Service, Baa1, and Standard and Poor’s Ratings Services, A-. On October 2, 2002, EnCana issued C$300 million in medium term notes that bear an annual interest rate of 5.30 percent.

IMPORTANT NOTICE

NOTE: This press release includes two sets of financial statements:

1) EnCana’s actual financial statements, which reflect results as illustrated in the table below.

EnCana actual financial statements

Q3 2002	Q3 2001	Nine months 2002	Nine months 2001

EnCana	PCE alone	EnCana	PCE alone
(PCE & AEC)		(PCE & AEC) for Q2 & Q3,
plus PCE alone Q1

2) EnCana’s pro forma nine month financial statements, which reflect results as if the merger of PanCanadian Energy Corporation (“PCE”) and Alberta Energy Company Ltd. (“AEC”) had occurred at the beginning of 2002.

Also, this press release and Alberta Energy Company Ltd.’s third quarter 2002 financial statements are filed on Sedar and posted on www.sedar.com.

This press release and EnCana’s supplemental information are posted on the company Web site www.encana.com.

CONFERENCE CALL TODAY

EnCana Corporation will host a conference call today, Tuesday, November 5, 2002 starting at 9 a.m., Mountain Time (11 a.m. Eastern Time) to discuss EnCana’s third quarter 2002 financial and operating results.

To participate, please dial 416-640-4127 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately midnight on November 5, 2002 until November 12, 2002 by dialling 416-640-1917 and entering pass code 213694#.

A live audio Web cast of the conference call will also be available either via EnCana’s Web site, www.encana.com, under Investor Relations or via Canada NewsWire at the following address: http://webevents.broadcast.com/cnw/encana20021105. The Web cast will be archived for 60 days.

EnCana is one of the world’s leading independent oil and gas companies with an enterprise value of approximately C$30 billion. EnCana is North America’s largest independent natural gas producer and gas storage operator. Ninety percent of the company’s assets are in four key North American growth platforms. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada’s emerging offshore East Coast basins. In the U.S., EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deepwater Gulf of Mexico. The company has two key high potential international growth platforms: EnCana is the largest private sector oil producer in Ecuador and is the operator of a very large oil discovery in the U.K. central North Sea. The company also conducts high upside potential New Ventures exploration in other parts of the world. EnCana is driven to be the industry’s best-in-class benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to, EnCana’s internal projections, expectations or beliefs concerning future operating results, and various components thereof; future economic performance; the production and growth potential of its various assets, including assets in the U.S. Rockies, Greater Sierra, offshore Canada’s East Coast, the U.K. central North Sea and Ecuador; the anticipated oil and natural gas prices for the remainder of 2002; the ability to achieve 2002 and 2003 sales growth targets; the sources and deployment of expected capital in 2002; the projected annual post-merger synergies in 2003; the anticipated completion in 2005 of the Countess and Wild Goose gas storage projects, and the projected gas storage capacity in 2005; the timing of regulatory review regarding Deep Panuke and the projected production date from the Deep Panuke project; the success of future drilling prospects; potential exploration; the potential success of certain projects such as SAGD (including in 2003 and 2004), coalbed methane, the OCP Pipeline and Syncrude and the expected rates of returns from such projects; the ability to sell the Cold Lake and Express pipeline interests, the price realized on such sales and the timing of such sales; and the potential success of other exploratory wells in the Gulf of Mexico, offshore Canada’s East Coast and the U.K. central North Sea.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations; imprecision of reserve estimates; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the risk that the anticipated synergies to be realized by the merger of AEC and PanCanadian will not be realized; costs relating to the merger of AEC and PanCanadian being higher than anticipated and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana and its indirect wholly-owned subsidiary, AEC. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation and Alberta Energy Company Ltd. is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION: Investor contact: EnCana Corporate Development Sheila McIntosh Senior Vice-President, Investor Relations (403) 645-2194 Greg Kist Manager, Investor Relations (403) 645-4737	Media contact: Alan Boras Manager, Media Relations (403) 645-4747

Consolidated Financial Statements
For the period ended September 30, 2002

EnCana Corporation

Interim Report
For the period ended September 30, 2002

EnCana Corporation

Consolidated Statement of Earnings

		September 30

		Three Months Ended		Nine Months Ended

(unaudited) ($ millions, except per share amounts)		2002	2001	2002	2001

Revenues, Net of Royalties and Production Taxes	(note 4)	$2,882	$1,139	$6,619	$3,950

Expenses	(note 4)
Transportation and selling		176	43	383	125
Operating		394	159	981	530
Purchased product		1,041	220	2,317	861
Administrative		50	36	111	77
Interest, net		112	2	242	21
Foreign exchange	(note 7)	156	17	(24)	14
Depreciation, depletion and amortization		616	202	1,410	591

		2,545	679	5,420	2,219

Net Earnings Before the Undernoted		337	460	1,199	1,731
Income tax expense	(note 6)	142	183	379	566
Distributions on Subsidiary Preferred Securities, Net of Tax		11	—	11	—

Net Earnings from Continuing Operations		184	277	809	1,165
Net Earnings from Discontinued Operations	(note 5)	20	(2)	(14)	32

Net Earnings		$204	$275	$795	$1,197

Net Earnings From Continuing Operations	(note 9)
Basic		$0.38	$1.07	$2.03	$4.54

Diluted		$0.38	$1.05	$1.99	$4.44

Net Earnings	(note 9)
Basic		$0.43	$1.07	$1.99	$4.67

Diluted		$0.42	$1.04	$1.96	$4.56

Consolidated Statement of Retained Earnings

		Nine Months Ended September 30

(unaudited) ($ millions)		2002	2001

Retained Earnings, Beginning of Year
As previously reported		$3,689	$3,721
Retroactive adjustment for change in accounting policy	(note 2)	(59)	(42)

As restated		3,630	3,679
Net Earnings		795	1,197
Dividends on Common Shares & Other Distributions, net of tax		(122)	(1,259)
Other Adjustments		—	(50)

Retained Earnings, End of Period		$4,303	$3,567

See accompanying notes to Consolidated Financial Statements.

Interim Report

For the period ended September 30, 2002

EnCana Corporation

Consolidated Balance Sheet

		As at	As at
		September 30,	December 31,
(unaudited) ($ millions)		2002	2001

Assets
Current Assets
Cash and cash equivalents		$430	$963
Accounts receivable and accrued revenue		1,819	623
Inventories		537	87

		2,786	1,673
Capital Assets, net	(note 4)	23,117	8,162
Investments and Other Assets		472	237
Assets of Discontinued Operations	(note 5)	1,336	728
Goodwill	(note 3)	3,077	—

	(note 4)	$30,788	$10,800

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		$2,068	$824
Income tax payable		176	656
Current portion of long-term debt	(note 7)	213	160

		2,457	1,640
Long-Term Debt	(note 7)	8,306	2,210
Deferred Credits and Other Liabilities		563	325
Future Income Taxes		4,820	2,060
Liabilities of Discontinued Operations	(note 5)	842	586
Preferred Securities of Subsidiary		458	—

		17,446	6,821

Shareholders’ Equity
Preferred securities		126	126
Share capital	(note 8)	8,689	196
Share options, net	(note 3)	147	—
Paid in surplus		47	27
Retained earnings		4,303	3,630
Foreign currency translation adjustment	(note 2)	30	—

		13,342	3,979

		$30,788	$10,800

See accompanying notes to Consolidated Financial Statements.

Interim Report

For the period ended September 30, 2002

EnCana Corporation

Consolidated Statement of Cash Flows

		September 30

		Three Months Ended		Nine Months Ended

(unaudited) ($ millions, except per share amounts)		2002	2001	2002	2001

Operating Activities
Net earnings from continuing operations		$184	$277	$809	$1,165
Depreciation, depletion and amortization		616	202	1,410	591
Future income taxes	(note 6)	130	61	271	111
Other		97	22	(160)	8

Cash flow from continuing operations		1,027	562	2,330	1,875
Cash flow from discontinued operations	(note 5)	(5)	(2)	19	45

Cash flow		1,022	560	2,349	1,920
Net change in non-cash working capital from continuing operations		(355)	132	(823)	490
		80	(19)	79	(70)

Net change in non-cash working capital from discontinued operations		747	673	1,605	2,340

Investing Activities
Business combination	(note 3)	—	—	(128)	—
Capital expenditures	(note 4)	(1,507)	(539)	(3,434)	(1,370)
Proceeds on disposal of assets		133	41	376	223
Net change in investments and other		26	(26)	13	(21)
Net change in non-cash working capital from continuing operations		83	45	(167)	(30)
Discontinued operations		3	1	(9)	10

		(1,262)	(478)	(3,349)	(1,188)

Financing Activities
Issuance of short-term financing		—	440	—	440
Repayment of short-term financing		—	—	—	(250)
Issuance of long-term debt		813	150	1,462	244
Repayment of long-term debt		—	—	(157)	(249)
Issuance of common shares		27	8	96	41
Dividends on common shares		(47)	(1,205)	(120)	(1,256)
Payments to preferred securities holders		(24)	(2)	(31)	(6)
Net change in non-cash working capital		3	(3)	2	(2)
Discontinued operations		(4)	—	(9)	—
Other		7	—	(25)	—

		775	(612)	1,218	(1,038)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents held in Foreign Currency		4	6	(7)	15

Increase (Decrease) in Cash and Cash Equivalents		264	(411)	(533)	129
Cash and Cash Equivalents, Beginning of Period		166	737	963	197

Cash and Cash Equivalents, End of Period		$430	$326	$430	$326

Cash Flow per Common Share	(note 9)
Basic		$2.14	$2.19	$5.90	$7.51

Diluted		$2.12	$2.13	$5.80	$7.34

See accompanying notes to Consolidated Financial Statements.

Interim Report

For the period ended September 30, 2002

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)

1. BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of EnCana Corporation (formerly PanCanadian Energy Corporation) (“PanCanadian”) and its subsidiaries (the “Company”), including Alberta Energy Company Ltd. (see Note 3), and are presented in accordance with Canadian generally accepted accounting principles. The Company is in the business of exploration, production and marketing of natural gas and crude oil, as well as pipelines, natural gas liquids processing and gas storage operations.

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2001, except as described in Note 2. The disclosures provided below are incremental to those included with the annual audited consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and the notes thereto for the year ended December 31, 2001.

2. CHANGES IN ACCOUNTING POLICIES

Foreign Currency Translation

At January 1, 2002, the Company retroactively adopted amendments to the Canadian accounting standard for foreign currency translation. As a result of the amendments, all exchange gains and losses on long-term monetary items, that do not qualify for hedge accounting, are recorded in earnings as they arise. Specifically, the Company is now required to translate long-term debt denominated in U.S. dollars into Canadian dollars at the period end exchange rate with any resulting adjustment recorded in the Consolidated Statement of Earnings. Previously, these exchange gains and losses were deferred and amortized over the remaining life of the monetary item.

As required by the standard, all prior periods have been restated for the change in accounting policy. The change results in a decrease in net earnings of $65 million for the three months ended September 30, 2002 (2001 — $14 million) and an increase in net earnings of $16 million for the nine months ended September 30, 2002 (2001 — decrease of $16 million). The effect of this change on the December 31, 2001 consolidated balance sheet is an increase in long-term debt and a reduction in deferred credits of $92 million, as well as a reduction in deferred charges and retained earnings of $59 million.

In conjunction with the business combination described in Note 3, the Company reviewed its accounting for operations outside of Canada and determined that all such operations are self-sustaining. The accounts of self-sustaining foreign subsidiaries are translated using the current rate method, whereby assets and liabilities are translated at period-end exchange rates, while revenues and expenses are translated using average rates for the period. Translation gains and losses relating to the subsidiaries are deferred and included as a separate component of shareholders’ equity. Previously, operations outside of Canada were considered to be integrated and translated using the temporal method. Under the temporal method, monetary assets and liabilities were translated at the period-end exchange rate, other assets and liabilities at the historical rates and revenues and expenses at the average monthly rates except depreciation and depletion, which were translated on the same basis as the related assets.

This change was adopted prospectively beginning April 5, 2002, and results in a decrease in net earnings of $2 million for the three months ended September 30, 2002 and a decrease of $7 million for the nine months ended September 30, 2002.

Accounting for Marketing Operations

As a result of the substantial completion in the third quarter of the wind down of the Houston-based merchant energy operation, the Company reviewed its accounting for the continuing marketing operations and determined that such operations will not follow mark-to-market accounting. This change to accounting for continuing marketing operations was adopted prospectively at the end of the third quarter.

3. BUSINESS COMBINATION

On January 27, 2002, PanCanadian and Alberta Energy Company Ltd. (“AEC”) announced plans to combine their companies. The transaction was accomplished through a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Alberta). The Arrangement included a common share exchange, pursuant to which holders of common shares of AEC received 1.472 common shares of PanCanadian for each common share of AEC that they held. After obtaining approvals of the common shareholders and optionholders of AEC and the common shareholders of PanCanadian, the Court of Queen’s Bench of Alberta and appropriate regulatory and other authorities, the transaction closed April 5, 2002, and PanCanadian changed its name to EnCana Corporation (“EnCana”).

Interim Report

For the period ended September 30, 2002

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)

3. BUSINESS COMBINATION (continued)

This business combination has been accounted for using the purchase method with the results of operations of AEC included in the consolidated financial statements from the date of acquisition. The Arrangement resulted in PanCanadian issuing 218.5 million common shares and a transaction value of $8,714 million. The calculation of the purchase price and the preliminary allocation to assets and liabilities acquired as of April 5, 2002 is shown below. The purchase price and goodwill allocation is preliminary because certain items such as the determination of the final tax bases and fair values of the assets and liabilities as of the acquisition date have not been completed. Further information related to AEC can be obtained from the audited consolidated financial statements included in the Joint Information Circular concerning the merger of AEC and PanCanadian.

		($ millions)

Calculation of Purchase Price:
Common Shares issued to AEC shareholders (millions)	218.5
Price of Common Shares ($ per common share)	38.43

Value of Common Shares issued		$8,397
Fair value of AEC share options exchanged for share options of EnCana Corporation (“Share options”)		167
Transaction costs		150

Total purchase price		8,714
Plus: Fair value of liabilities assumed		1,781
Current liabilities		4,843
Long-term debt, including Capital Securities		4,843
Project financing debt		604
Preferred securities		458
Other non-current liabilities		193
Future income taxes		2,647

Total Purchase Price and Liabilities Assumed		$19,240

($ millions)

Fair Value of Assets Acquired:
Current assets	$1,505
Capital assets	14,053
Other non-current assets	605
Goodwill	3,077

Total Fair Value of Assets Acquired	$19,240

4. SEGMENTED INFORMATION

Due to the business combination as described in Note 3, the Company has redefined its operations into the following segments. Onshore North America includes the Company’s North America onshore exploration for, and production of, natural gas and crude oil. Offshore & International combines the Offshore & International Operations Division’s exploration for, and production of, crude oil and natural gas in Ecuador, the Canadian East Coast, the Gulf of Mexico and the U.K. North Sea with the Offshore & New Ventures Exploration Division’s exploration activity in the Canadian East Coast, the North America frontier region, the Gulf of Mexico, the U.K. North Sea, the Middle East, Africa, Australia and Latin America. Midstream & Marketing includes natural gas liquids processing and gas storage operations as well as marketing activity under which the Company purchases and takes delivery of product from others and delivers product to customers under transportation arrangements not utilized for the Company’s own production. All prior periods have been restated to conform to these definitions. Operations that have been discontinued are disclosed in Note 5.

Interim Report

For the period ended September 30, 2002

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)

4. SEGMENTED INFORMATION (continued)

Results of Operations (For the Three Months Ended September 30)

	Onshore North America		Offshore and International		Midstream and Marketing

($ millions)	2002	2001	2002	2001	2002	2001

Revenues
Gross revenue	$1,725	$863	$223	$43	$1,188	$291
Royalties and production taxes	194	62	64	—	—	—

Revenues, net of royalties and production taxes	1,531	801	159	43	1,188	291
Expenses
Transportation and selling	109	35	19	5	48	3
Operating	276	109	43	4	75	46
Purchased product	—	—	—	—	1,041	220
Depreciation, depletion and amortization	516	176	68	19	14	3

Segment Income	$630	$481	$29	$15	$10	$19

	Corporate		Consolidated

	2002	2001	2002	2001

Revenues
Gross revenue	$4	$4	$3,140	$1,201
Royalties and production taxes	—	—	258	62

Revenues, net of royalties and production taxes	4	4	2,882	1,139
Expenses
Transportation and selling	—	—	176	43
Operating	—	—	394	159
Purchased product	—	—	1,041	220
Depreciation, depletion and amortization	18	4	616	202

Segment Income	(14)	—	655	515

Administrative	50	36	50	36
Interest, net	112	2	112	2
Foreign exchange	156	17	156	17

	318	55	318	55

Net Earnings Before Income Tax	(332)	(55)	337	460
Income tax expense	142	183	142	183
Distribution on Subsidiary Preferred Securities, net of tax	11	—	11	—

Net Earnings from Continuing Operations	$(485)	$(238)	$184	$277

Interim Report
For the period ended September 30, 2002

EnCana Corporation
Notes to Consolidated Financial Statements (unaudited)

4. SEGMENTED INFORMATION (continued)

Geographic and Product Information (For the Three Months Ended September 30)

Onshore North America	Produced Gas and NGLs

	Canada		U.S. Rockies

	2002	2001	2002	2001

Revenues

Gross revenue	$883	$561	$260	$31

Royalties and production taxes	83	22	55	7

Revenues, net of royalties and production taxes	800	539	205	24

Expenses

Transportation and selling	58	28	32	—

Operating	123	46	18	6

Operating Cash Flow	$619	$465	$155	$18

					Total Onshore
	Conventional Crude Oil		Syncrude		North America

	2002	2001	2002	2001	2002	2001

Revenues

Gross revenue	$439	$271	$143	$—	$1,725	$863

Royalties and production taxes	54	33	2	—	194	62

Revenues, net of royalties and production taxes	385	238	141	—	1,531	801

Expenses

Transportation and selling	17	7	2	—	109	35

Operating	91	57	44	—	276	109

Operating Cash Flow	$277	$174	$95	$—	$1,146	$657

Offshore & International							Total Offshore
	Ecuador		U.K. North Sea		Other Countries		and International

	2002	2001	2002	2001	2002	2001	2002	2001

Revenues

Gross revenue	$186	$—	$37	$43	$—	$—	$223	$43

Royalties and production taxes	64	—	—	—	—	—	64	—

Revenues, net of royalties and production taxes	122	—	37	43	—	—	159	43

Expenses

Transportation and selling	14	—	5	5	—	—	19	5

Operating	24	—	5	4	14	—	43	4

Operating Cash Flow	$84	$—	$27	$34	$(14)	$—	$97	$34

Midstream & Marketing					Total Midstream
	Midstream		Marketing		and Marketing

	2002	2001	2002	2001	2002	2001

Revenues

Gross revenue	$179	$51	$1,009	$240	$1,188	$291

Expenses

Transportation and selling	—	—	48	3	48	3

Operating	69	43	6	3	75	46

Purchased product	72	—	969	220	1,041	220

Operating Cash Flow	$38	$8	$(14)	$14	$24	$22

Interim Report
For the period ended September 30, 2002

EnCana Corporation
Notes to Consolidated Financial Statements (unaudited)

4. SEGMENTED INFORMATION (continued)

Results of Operations (For the Nine Months Ended September 30)

	Onshore North America		Offshore and International		Midstream and Marketing

($ millions)	2002	2001	2002	2001	2002	2001

Revenues

Gross revenue	$3,942	$2,906	$494	$130	$2,788	$1,137

Royalties and production taxes	485	244	123	—	—	—

Revenues, net of royalties and production taxes	3,457	2,662	371	130	2,788	1,137

Expenses

Transportation and selling	241	99	39	14	103	12

Operating	651	319	92	11	238	200

Purchased product	—	—	—	—	2,317	861

Depreciation, depletion and amortization	1,187	506	142	52	45	10

Segment Income	$1,378	$1,738	$98	$53	$85	$54

	Corporate		Consolidated

	2002	2001	2002	2001

Revenues

Gross revenue	$3	$21	$7,227	$4,194

Royalties and production taxes	—	—	608	244

Revenues, net of royalties and production taxes	3	21	6,619	3,950

Expenses

Transportation and selling	—	—	383	125

Operating	—	—	981	530

Purchased product	—	—	2,317	861

Depreciation, depletion and amortization	36	23	1,410	591

Segment Income	(33)	(2)	1,528	1,843

Administrative	111	77	111	77

Interest, net	242	21	242	21

Foreign exchange	(24)	14	(24)	14

	329	112	329	112

Net Earnings Before Income Tax	(362)	(114)	1,199	1,731

Income tax expense	379	566	379	566

Distributions on Subsidiary Preferred Securities, net of tax	11	—	11	—

Net Earnings from Continuing Operations	$(752)	$(680)	$809	$1,165

Interim Report
For the period ended September 30, 2002

EnCana Corporation
Notes to Consolidated Financial Statements (unaudited)

4. SEGMENTED INFORMATION (continued)

Geographic and Product Information (For the Nine Months Ended September 30)

Onshore North America	Produced Gas and NGLs

	Canada		U.S. Rockies

	2002	2001	2002	2001

Revenues

Gross revenue	$2,199	$2,100	$467	$94

Royalties and production taxes	243	116	104	32

Revenues, net of royalties and production taxes	1,956	1,984	363	62

Expenses

Transportation and selling	146	79	57	—

Operating	274	126	38	12

Operating Cash Flow	$1,536	$1,779	$268	$50

					Total Onshore
	Conventional Crude Oil		Syncrude		North America

	2002	2001	2002	2001	2002	2001

Revenues

Gross revenue	$1,042	$712	$234	$—	$3,942	$2,906

Royalties and production taxes	135	96	3	—	485	244

Revenues, net of royalties and production taxes	907	616	231	—	3,457	2,662

Expenses

Transportation and selling	35	20	3	—	241	99

Operating	227	181	112	—	651	319

Operating Cash Flow	$645	$415	$116	$—	$2,565	$2,244

Offshore & International							Total Offshore
	Ecuador		U.K. North Sea		Other Countries		and International

	2002	2001	2002	2001	2002	2001	2002	2001

Revenues

Gross revenue	$368	$—	$126	$130	$—	$—	$494	$130

Royalties and production taxes	123	—	—	—	—	—	123	—

Revenues, net of royalties and production taxes	245	—	126	130	—	—	371	130

Expenses

Transportation and selling	24	—	15	14	—	—	39	14

Operating	55	—	11	11	26	—	92	11

Operating Cash Flow	$166	$—	$100	$105	$(26)	$—	$240	$105

Midstream & Marketing					Total Midstream
	Midstream		Marketing		and Marketing

	2002	2001	2002	2001	2002	2001

Revenues

Gross revenue	$439	$221	$2,349	$916	$2,788	$1,137

Expenses

Transportation and selling	—	—	103	12	103	12

Operating	226	188	12	12	238	200

Purchased product	123	—	2,194	861	2,317	861

Operating Cash Flow	$90	$33	$40	$31	$130	$64

Interim Report
For the period ended September 30, 2002

EnCana Corporation
Notes to Consolidated Financial Statements (unaudited)

4. SEGMENTED INFORMATION (continued)

Capital Expenditures

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2002	2001	2002	2001

Onshore North America	$1,168	$372	$2,552	$978

Offshore and International	294	129	703	265

Midstream and Marketing	24	36	148	105

Corporate	21	2	31	22

Total	$1,507	$539	$3,434	$1,370

Capital and Total Assets

	As at

	Capital Assets		Total Assets

	September 30,	December 31,	September 30,	December 31,
	2002	2001	2002	2001

Onshore North America	$18,724	$6,552	$20,094	$7,080

Offshore and International	3,182	1,018	3,490	1,111

Midstream and Marketing	998	426	2,127	817

Corporate (including unallocated Goodwill)	213	166	3,701	1,064

Assets of Discontinued Operations	—	—	1,376	728

Total	$23,117	$8,162	$30,788	$10,800

Interim Report
For the period ended September 30, 2002

EnCana Corporation
Notes to Consolidated Financial Statements (unaudited)

5. DISCONTINUED OPERATIONS

On April 24, 2002, the Company adopted formal plans to exit from the Houston-based merchant energy operation, which was included in the Midstream and Marketing segment. Accordingly, these operations have been accounted for as discontinued operations.

On July 9, 2002, the Company announced that it plans to sell its 70% equity investment in the Cold Lake Pipeline System and its 100% interest in the Express Pipeline System. Both crude oil pipeline systems were acquired in the business combination with Alberta Energy Company Ltd. on April 5, 2002 described in Note 3. Accordingly, these operations have been accounted for as discontinued operations. The Company, through indirect wholly owned subsidiaries, is a shipper on the Express system and the Cold Lake pipeline. The financial results for the nine months ended September 30, 2002 shown below includes tariff revenue of $42 million paid by the Company for services on Express (three months ended — $19 million).

Consolidated Statement of Earnings	For the Three Months Ended September 30

	Merchant Energy		Midstream - Pipelines		Total

($ millions)	2002	2001	2002	2001	2002	2001

Revenues	$154	$782	$91	$—	$245	$782

Expenses

Operating	—	—	33	—	33	—

Purchased product	162	758	—	—	162	758

Administrative	16	25	—	—	16	25

Interest, net	—	—	11	—	11	—

Foreign exchange	—	—	7	—	7	—

Depreciation, depletion and amortization	—	1	12	—	12	1

Gain on discontinuance	(29)	—	—	—	(29)	—

	149	784	63	—	212	784

Net Earnings (Loss) Before Income Tax	5	(2)	28	—	33	(2)

Income tax expense	2	—	11	—	13	—

Net Earnings (Loss) from Discontinued Operations	$3	$(2)	$17	$—	$20	$(2)

	For the Nine Months Ended September 30

	Merchant Energy		Midstream - Pipelines *		Total

($ millions)	2002	2001	2002	2001	2002	2001

Revenues	$1,463	$3,349	$149	$—	$1,612	$3,349

Expenses

Operating	—	—	53	—	53	—

Purchased product	1,475	3,253	—	—	1,475	3,253

Administrative	34	40	—	—	34	40

Interest, net	—	—	22	—	22	—

Foreign exchange	—	—	(3)	—	(3)	—

Depreciation, depletion and amortization	1	3	23	—	24	3

Loss on discontinuance	24	—	—	—	24	—

	1,534	3,296	95	—	1,629	3,296

Net Earnings (Loss) Before Income Tax	(71)	53	54	—	(17)	53

Income tax expense (recovery)	(25)	21	22	—	(3)	21

Net Earnings (Loss) from Discontinued Operations	$(46)	$32	$32	$—	$(14)	$32

*	Reflects only six months of earnings as EnCana did not own the pipelines until April 5, 2002.

Interim Report
For the period ended September 30, 2002

EnCana Corporation
Notes to Consolidated Financial Statements (unaudited)

5. DISCONTINUED OPERATIONS (continued)

Consolidated Balance Sheet	As at September 30

	Merchant Energy		Midstream - Pipelines		Total

($ millions)	2002	2001	2002	2001	2002	2001

Assets

Cash and cash equivalents	$—	$—	$60	$—	$60	$—

Accounts receivable and accrued revenue	55	1,377	32	—	87	1,377

Inventories	—	33	1	—	1	33

	55	1,410	93	—	148	1,410

Capital assets, net	—	8	819	—	819	8

Investments and other assets	—	17	369	—	369	17

	55	1,435	1,281	—	1,336	1,435

Liabilities

Accounts payable and accrued liabilities	30	1,269	44	—	74	1,269

Income tax payable	—	—	5	—	5	—

Current portion of long-term debt	—	—	25	—	25	—

	30	1,269	74	—	104	1,269

Long-term debt	—	—	583	—	583	—

Deferred Credits and Other Liabilities	—	2	—	—	—	2

Future income taxes	—	—	155	—	155	—

	30	1,271	812	—	842	1,271

Net Assets of Discontinued Operations	$25	$164	$469	$—	$494	$164

For comparative purposes, the following tables present the effect of only the Merchant Energy Discontinued Operations on the Consolidated Financial Statements for the years ended December 31. It does not include any financial information related to Midstream — Pipelines as EnCana did not own the pipelines being discontinued at that time.

Consolidated Statement of Earnings	Year Ended December 31

($ millions)	2001	2000

Revenues	$4,085*	$3,025

Expenses

Purchased product	3,983*	2,961

Administrative	43	26

Depreciation, depletion and amortization	4	3

	4,030	2,990

Net Earnings Before Income Tax	55	35

Income tax expense	22	13

Net Earnings from Discontinued Operations	$33	$22

*     Upon review of additional information related to 2001 sales and purchases of natural gas by the U.S. marketing subsidiary, the Company has determined certain revenue and expenses should have been reflected in the financial statements on a net basis rather than included on a gross basis as Revenue and Expenses — Purchased product. The amendment had no effect on net earnings or cash flow but Revenues and Expenses — Purchased product have been reduced by $1,126 million.

Interim Report
For the period ended September 30, 2002

EnCana Corporation
Notes to Consolidated Financial Statements (unaudited)

5. DISCONTINUED OPERATIONS (continued)

Consolidated Balance Sheet	As at December 31

($ millions)	2001	2000

Assets

Accounts receivable and accrued revenue	$323	$699

Risk management assets	309	—

Inventories	70	2

	702	701

Capital assets, net	9	3

Deferred charges and other assets	17	32

	728	736

Liabilities

Accounts payable and accrued liabilities	306	631

Risk management liabilities	278	—

	584	631

Deferred credits and liabilities	2	3

	586	634

Net Assets of Discontinued Operations	$142	$102

Consolidated Statement of Cash Flows	Year Ended December 31

($ millions)	2001	2000

Operating Activities

Cash flow	$47	$26

Net change in non-cash working capital	(48)	(2)

	$(1)	$24

Interim Report
For the period ended September 30, 2002

EnCana Corporation
Notes to Consolidated Financial Statements (unaudited)

6. INCOME TAXES

	Three Months Ended September 30		Nine Months Ended September 30

($ millions)	2002	2001	2002	2001

Provision for Income Taxes:

Current

Canada	$56	$119	$129	$454

United States	(57)	—	(49)	(7)

Ecuador	7	—	14	—

United Kingdom	4	2	12	7

Other	2	1	2	1

	12	122	108	455

Future	130	61	271	111

	$142	$183	$379	$566

7. LONG-TERM DEBT

	As at

	September 30,	December 31,
($ millions)	2002	2001

Canadian dollar denominated debt

Revolving credit and term loan borrowings	$1,752	$37

Unsecured debentures, including Capital Securities	1,955	725

	3,707	762

U.S. dollar denominated debt

U.S. unsecured senior notes	3,936	1,608

U.S. revolving credit and term loan borrowings	751	—

	4,687	1,608

	8,394	2,370

Increase in value of debt acquired	125	—

Current portion of long-term debt	(213)	(160)

	$8,306	$2,210

Certain of the notes and debentures of the Company were acquired in the business combination described in Note 3 and are accounted for at their fair value. The difference between the fair value and the principal amount of the debt acquired is being amortized over the remaining life of the outstanding debt acquired, approximately 15 years.

As required by Canadian generally accepted accounting principles, the Company’s U.S. dollar denominated debt is translated into Canadian dollars at the period end exchange rate. Translation gains and losses are recorded in income. Included in the $24 million foreign exchange gain for the nine months ended September 30, 2002, the Company recorded a foreign exchange gain of $21 million ($17 million after tax) related to the translation of U.S. dollar debt. Included in the $156 million foreign exchange loss for the three months ended September 30, 2002, the Company recorded a foreign exchange loss of $183 million ($145 million after tax) related to the translation of U.S. dollar debt.

On October 2, 2002, the Company issued $300 million of unsecured debentures at a coupon rate of 5.30%. Proceeds from the offering were used to repay amounts outstanding under revolving credit and term loan borrowings.

On October 16, 2002, the Company announced that it had established October 22, 2002 as the record date for a meeting of Capital Securities holders to consider, and if thought advisable to approve, amendments to the terms of such Capital Securities to provide the Company with the right to call for the early redemption of the Capital Securities, with a face value of $430 million.

Interim Report
For the period ended September 30, 2002

EnCana Corporation
Notes to Consolidated Financial Statements (unaudited)

8. SHARE CAPITAL

	September 30, 2002		December 31, 2001

(millions)	Number	Amount	Number	Amount

Common shares outstanding, beginning of period	254.9	$196	254.8	$148

Shares repurchased	—	—	(0.2)	—

Shares issued under option plans	4.0	96	1.9	48

Shares issued to AEC Shareholders (note 3)	218.5	8,397	—	—

Adjustments due to Canadian Pacific Limited reorganization	—	—	(1.6)	—

Common shares outstanding, end of period	477.4	$8,689	254.9	$196

The Company has a stock-based compensation plan (EnCana plan) that allows employees to purchase common shares of the Company. Option exercise prices approximate the market price for the common shares on the date the options were issued. Options granted under the plan are generally fully exercisable after three years and expire five years after the grant date. Options granted under previous EnCana and Canadian Pacific Limited replacement plans expire 10 years from the date the options were granted.

In conjunction with the business combination transaction described in Note 3, options to purchase AEC common shares were replaced with options to purchase common shares of EnCana (AEC replacement plan). The transaction also resulted in these replacement options along with all options outstanding under the EnCana plan, becoming exercisable after the close of business on April 5, 2002.

The following tables summarize the information about options to purchase common shares at September 30, 2002:

		Weighted
	Share	Average
	Options	Exercise
	(millions)	Price ($)

Outstanding, beginning of period	10.5	32.31

Granted under EnCana plan	11.7	48.23

Granted under AEC replacement plan	13.1	32.01

Granted under Directors’ plan	0.1	48.04

Exercised	(4.0)	24.10

Forfeited	(0.2)	36.87

Outstanding, end of period	31.2	39.16

Exercisable, end of period	19.4	33.69

	Outstanding Options			Exercisable Options

		Weighted
	Number of	Average	Weighted	Number of	Weighted
	Options	Remaining	Average	Options	Average
	Outstanding	Contractual	Exercise	Outstanding	Exercise
Range of Exercise Price ($)	(millions)	Life (years)	Price ($)	(millions)	Price ($)

13.50 to 19.99	4.0	1.4	18.62	4.0	18.62

20.00 to 24.99	2.4	2.6	22.24	2.4	22.24

25.00 to 29.99	3.4	2.6	26.58	3.4	26.58

30.00 to 43.99	2.1	3.3	38.09	2.0	38.01

44.00 to 53.00	19.3	4.1	47.92	7.6	47.40

	31.2	3.1	39.16	19.4	33.69

Interim Report
For the period ended September 30, 2002

EnCana Corporation
Notes to Consolidated Financial Statements (unaudited)

8. SHARE CAPITAL (continued)

The Company does not record compensation expense in the financial statements for share options granted to employees and directors because there is no intrinsic value at the date of grant. If the fair-value method had been used, the Company’s net earnings and net earnings per share would approximate the following pro-forma amounts:

	Nine Months Ended
	September 30

($ millions, except per share amounts)	2002	2001

Compensation Costs	65	18

Net Earnings

As reported	795	1,197

Pro forma	730	1,179

Net Earnings per Common Share

Basic

As reported	1.99	4.67

Pro forma	1.83	4.60

Diluted

As reported	1.96	4.56

Pro forma	1.80	4.49

As described above, the acquisition of AEC resulted in all outstanding options at April 5, 2002 becoming fully exercisable. As the stock option expense is normally recognized over the expected life, the early vesting of outstanding options resulted in an acceleration of the compensation cost. As such, a $33 million expense relating to options outstanding at April 5, 2002 was included in the 2002 pro forma earnings above.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	Nine Months Ended
	September 30

	2002	2001

Risk free interest rate	4.36%	4.24%

Expected lives (years)	3.00	3.00

Expected volatility	0.35	0.35

Annual dividend per share	$0.40	$0.40

9. PER SHARE AMOUNTS

The following table summarizes the common shares used in calculating net earnings and cash flow per common share.

	Three Months Ended	Three Months Ended	Three Months Ended		Nine Months Ended
	March 31	June 30	September 30		September 30

	2002	2002	2002	2001	2002	2001

Weighted average Common Shares outstanding — basic	255.3	461.1	476.8	256.2	397.8	255.8

Effect of dilutive securities	5.7	8.9	5.4	5.6	6.9	5.9

Weighted average Common Shares outstanding — diluted	261.0	470.0	482.2	261.8	404.7	261.7

The net earnings per common share calculations include the effect of the Distributions on Preferred Securities, net of tax for the three months of $1 million (2001 — $1 million) and for the year to date $2 million (2001 — $3 million).

Interim Report
For the period ended September 30, 2002

EnCana Corporation
Notes to Consolidated Financial Statements (unaudited)

10. RISK MANAGEMENT

Unrecognized gains (losses) on risk management activities:

($ millions)	September 30, 2002

Natural gas	293

Crude oil	(32)

Gas Storage	(24)

Electricity	(13)

Foreign currency	(132)

Interest rates	64

Preferred securities	5

161

Information with respect to contracts in place at December 31, 2001, is disclosed in Note 17 to the PanCanadian annual audited consolidated financial statements and Note 15 to the AEC annual audited consolidated financial statements.

11. RECLASSIFICATION

Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2002.

EnCana Corporation
Pro Forma Consolidated Financial Statements
(Unaudited)
September 30, 2002

EnCana Corporation

Pro Forma
Consolidated Statement of Earnings
(Unaudited)

($ millions, except per share amounts)	EnCana	AEC	Pro Forma	EnCana
	9 Months Ended	3 Months Ended	Adjustments	Pro Forma
	September 30, 2002	March 31, 2002	Note 1	Consolidated

Revenues, net of royalties and production taxes

Upstream	$3,828	$844	$(141)	$4,531

Midstream and Marketing	2,788	358	141	3,287

Other	3	—	—	3

	6,619	1,202	—	7,821

Expenses

Transportation and selling	383	103	—	486

Operating	981	202	—	1,183

Purchased product	2,317	406	—	2,723

Administrative	111	24	—	135

Interest, net	242	61	9	312

Foreign exchange	(24)	(1)	—	(25)

Depreciation, depletion and amortization	1,410	302	45	1,757

Earnings Before the Undernoted	1,199	105	(54)	1,250

Income tax expense (recovery)	379	39	(23)	395

Distributions on subsidiary preferred securities, net of tax	11	16	(5)	22

Net Earnings from Continuing Operations	809	50	(26)	833

Net Earnings from Discontinued Operations	(14)	6	—	(8)

Net Earnings	795	56	(26)	825

Distributions on preferred securities, net of tax	2	—	—	2

Net Earnings Attributable to Common Shareholders	$793	$56	$(26)	$823

Earnings per Common Share Continuing Operations

Basic				$1.75

Diluted				$1.72

Net Earnings

Basic				$1.74

Diluted				$1.70

EnCana Corporation

Pro Forma
Consolidated Statement of Cash Flow from Operations
(Unaudited)

($ millions, except per share amounts)	EnCana	AEC	Pro Forma	EnCana
	9 Months Ended	3 Months Ended	Adjustments	Pro Forma
	September 30, 2002	March 31, 2002	Note 1	Consolidated
Operating Activities

Net earnings from continuing operations	$809	$50	$(26)	$833

Depreciation, depletion and amortization	1,410	302	45	1,757

Future income taxes	271	13	(19)	265

Other	(160)	9	—	(151)

Cash Flow from Continuing Operations	2,330	374	—	2,704

Cash Flow from Discontinued Operations	19	16	—	35

Cash Flow	2,349	390	—	2,739

Cash Flow per Common Share from Continuing Operations

Basic				$5.70

Diluted				$5.59

Cash Flow per Common Share

Basic				$5.78

Diluted				$5.66

EnCana Corporation
Notes to Pro Forma Consolidated Financial Statements
September 30, 2002
(Unaudited)

1. Basis of Presentation

These unaudited Pro Forma Consolidated Statement of Earnings and Consolidated Statement of Cash Flow have been prepared for information purposes using information contained in the following:

(a)	EnCana’s unaudited consolidated financial statements for the nine months ended September 30, 2002

(b)	AEC’s unaudited consolidated financial statements for the three months ended March 31, 2002.

The pro forma adjustments include adjustments for financial statement presentation of segmented financial information. To be consistent with EnCana’s segmented presentation, revenues associated with AEC’s purchased gas activity have been reclassified from Upstream revenue.

All pro forma adjustments related to the purchase price allocation have been based upon the Business Combination information disclosed in Note 3 of the September 30, 2002 unaudited Consolidated Financial Statements of EnCana and assume that the transaction occurred on January 1, 2002.

Pro forma adjustments made in the unaudited Consolidated Statement of Earnings and unaudited Consolidated Statement of Cash Flow relate to (i) the recording of interest expense on the Capital Securities of AEC, (ii) the recording of Depreciation, depletion and amortization on the increase in the carrying value of Capital Assets resulting from the acquisition which has been allocated to capital assets that are subject to depreciation, depletion and amortization and (iii) the recording of the future income tax benefits related to these additional expenses.

These unaudited Pro Forma Consolidated Financial Statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION
(Registrant)

By:	/s/ Linda H. Mackid

Name: Linda H. Mackid
Title: Assistant Corporate Secretary

Date:  November 5, 2002